                                  SCHEDULE 13D

                            SELECTED SCHEDULES UNDER
                             THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                 A. SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             Prestige Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741115109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Robert S. Zyla, President, Prestige Bancorp, Inc., 710 Clairton Road,
                            Pleasant Hills, PA 15236
--------------------------------------------------------------------------------

                                 (412) 655-1190
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 5, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              CUSIP No. 741115109
                                        ----------


----------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons.  S.S. or
      I.R.S. Identification Nos. of Above                              John A. Stiver
      Persons                                                          S.S. No.: ###-##-####
----------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member          (a)_____________________________________
      of a Group (See Instructions)                  (b)_____________________________________
----------------------------------------------------------------------------------------------------------
(3)   SEC Use Only
----------------------------------------------------------------------------------------------------------


(4)   Source of Funds (See Instructions)             SC, AF
----------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     Not Applicable
----------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization           United States
----------------------------------------------------------------------------------------------------------

Number of Shares                    (7)     Sole Voting
Beneficially Owned                          Power                      43,298 (45,462)* shares
by Each Reporting                   ----------------------------------------------------------------------
Person With
                                    (8)     Shared Voting
                                            Power                      8,340 (8,757)* shares
                                    ----------------------------------------------------------------------

                                    (9)     Sole Dispositive
                                            Power                      43,298 (45,462)* shares
                                    ----------------------------------------------------------------------

                                    (10)    Shared
                                            Dispositive Power           8,340 (8,757)* shares
----------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by
      Each Reporting Person                                            51,638 (54,219)* shares
----------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See
      Instructions)                                           N/A
----------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount
      in Row (11)
----------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See
      Instructions)                                           Individual
----------------------------------------------------------------------------------------------------------


* Shares in parenthesis are reflective of a 5% stock dividend declared by the Board of Directors of Prestige Bancorp on February 17, 1999 to shareholders of record on March 2, 1999 payable March 19, 1999.

ITEM 1.   SECURITY AND ISSUER

          Common Stock of Prestige Bancorp, Inc.
          Prestige Bankcorp, Inc.
          710 Old Clairton Road,
          Pleasant Hills, PA 15236

ITEM 2.   IDENTITY AND BACKGROUND

          (a)      John A. Stiver

          (b)      710 Old Clairton Road
                   Pleasant Hills, PA 15236

          (c) Chief Executive Officer of Prestige Bancorp, Inc. Prestige Bancorp, Inc.
                   710 Old Clairton Road
                   Pleasant Hills, PA 15236

          (d)      No

          (e)      No

          (f)      United States


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          For current purchases, funding was provided by a personal unsecured loan from Prestige Bancorp, Inc. to John A. Stiver. The term of the loan is ten years with annual principal repayment provisions. 2,325 shares were acquired through grants made under the Management Recognition and Retention Plan of the issuer. For prior purchases, see Summary of Form 4 Filings attached.


ITEM 4.   Purpose of Transaction


          The acquisition of shares is for investment purposes.
          The undersigned has no plans or proposals to change the current management or policies of the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)      Number of shares beneficially owned: 51,638 (54,219)* shares
                                                        ------------------------
          (b)      Sole Voting Power:       43,298 (45,462)* shares
                                       -----------------------------------------
                   Shared Voting Power:      8,340 (8,757)* shares
                                        ----------------------------------------
                   Sole Dispositive Power:  43,298 (45,462)* shares
                                           -------------------------------------
                   Shared Dispositive Power: 8,340 (8,757)* shares
                                             -----------------------------------

          (c) Transactions with Securities of Issuer in the last 60 days:

                  ---------------------------------------------------------------------------------------------------
                       (i)     John A. Stiver        John A. Stiver        John A. Stiver         John A. Stiver
                  ---------------------------------------------------------------------------------------------------
                      (ii)    January 6, 1999       January 7, 1999       February 2, 1999       February 2, 1999
                  ---------------------------------------------------------------------------------------------------
                     (iii)      2,500 shares           300 shares           5,000 shares           11,000 shares
                  ---------------------------------------------------------------------------------------------------
                      (iv)         $13.50                $13.75                $13.50                 $13.50
                  ---------------------------------------------------------------------------------------------------
                       (v)       Registered            Registered            Registered             Registered
                               Broker/Dealer         Broker/Dealer          Broker/Dealer          Broker/Dealer
                  ---------------------------------------------------------------------------------------------------

          (d)      None

          (e)      Not applicable


* Shares in parenthesis are reflective of a 5% stock dividend declared by the Board of Directors of Prestige Bancorp on February 17, 1999 to shareholders of record on March 2, 1999 payable March 19, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          See attached copy of Note

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)              March 16, 1999
      ---------------------------------------
(Signature)     /s/ JOHN A. STIVER
           ----------------------------------
(Name/Title)      John A. Stiver
            ---------------------------------

                            SUMMARY OF FORM 4 FILINGS

REPORTING PERSON:                   John A. Stiver
                                    368 Challen Drive
                                    Pittsburgh PA 15236

ISSUER NAME:                        Prestige Bancorp, Inc. (PRBC)

SOCIAL SECURITY #:                  ###-##-####

                                                                             AMOUNT OF SHARES
                  DATE                          SHARES ACQUIRED             OWNED AT MONTH END
         --------------------------------------------------------------------------------------------
         June 27, 1996(1)                             15,000                     15,000
         June 27, 1996                                 1,000                     16,000
         July 5, 1996                                    500
         July 9, 1996                                  1,000
         July 16, 1996                                 1,000                     18,500
         August 16, 1996                               1,000                     19,500
         September 10, 1996                            1,000                     20,500
         November 15, 1996                               450                     20,950
         December 12, 1996                             2,500                     23,450
         January 24, 1997                                500                     23,950
         February 24, 1997                               530                     24,480
         October 1, 1997                                 200
         October 23, 1997                                500                     25,180
         December 30, 1997                               100                     25,280
         January 2, 1998                                 200                     25,480
         March 19, 1998                                  200                     25,680
         April 23, 1998                                  385                     26,065
         May 15, 1998                                    300                     26,365
         June 2, 1998(2)                               3,954
         June 18, 1998                                 1,718                     32,037
         July 7, 1998                                    300
         July 15, 1998                                   483                     32,820
         September 18, 1998                                8                     32,828
         December 18, 1998                                12                     32,840

                                                                             AMOUNT OF SHARES
                  DATE                          SHARES ACQUIRED             OWNED AT MONTH END
         --------------------------------------------------------------------------------------------
         January 6, 1999                              10,000
         January 12, 1999                                300                     43,140
         February 2, 1999                              8,500                     51,640


In April 1998, 420 shares, or 483 shares adjusted for the 15% stock dividend referenced in Footnote 2 below, were vested for John A. Stiver as per the Stock Option Plan of Prestige Bancorp, Inc.

(1) 15,000 shares acquired in connection with the initial public offering of the issuer.

(2) These shares represent the 15% stock dividend declared by the Board of Directors of Prestige Bancorp, Inc. on April 15, 1998 to shareholders of record June 2, 1998 paid on June 19, 1998.